SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

6 August 2003

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 6 August 2003	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

6 August 2003

Novo Nordisk’s net profit in the first half year increased by 23% — expectations for full-year net profit raised

•	Sales in local currencies increased by 17% compared to the first half of 2002. Measured in Danish kroner, sales increased by 5% to DKK 12,630 million. The performance in local currencies per therapy area was as follows:

•	Diabetes care sales increased by 17%.

•	Haemostasis management (NovoSeven®) sales increased by 28%.

•	Growth hormone therapy sales increased by 19%.

•	Hormone replacement therapy decreased by 14%.

•	Operating profit measured in Danish kroner increased by 3% to DKK 2,939 million in the first half of 2003.

•	Net profit increased by 23% to DKK 2,377 million reflecting the growth in operating profit and significant currency hedging gains in the first half of 2003 providing an increased net financial income of DKK 662 million.

•	Net profit for 2003 is now expected to grow by more than 10%, as Novo Nordisk still expects operating profit for the full year to grow by a low single-digit percentage rate, while income from currency hedging is expected to increase net financial income from DKK 700 million to DKK 900 million.

•	Lars Rebien Sørensen, president & CEO, said, “A continued solid underlying performance in the second quarter — especially in North America — enables us to reiterate our expectations to operating profit growth, despite a continued challenging currency environment. Hedging of our currency exposure even makes it possible for us to increase our bottom line expectations — now forecasting more than 10% growth in net profit for 2003.”

Novo Nordisk — Financial statement for the first half year of 2003*

Stock Exchange Announcement No 18 / 2003				Page 1 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The accounting policies applied by Novo Nordisk are in accordance with the Danish Financial Statement Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange. The accounting policies are unchanged from 2002.

(Amounts in DKK million except number of employees, earnings per share and number of shares outstanding.)

			% Change
			H1 2002 to
	H1 2003	H1 2002	H1 2003

Net turnover	12,630	12,034	5%
Gross profit	9,145	8,944	2%
Gross margin	72.4%	74.3%
Sales and distribution costs	3,723	3,802	(2%)
Percent of sales	29.5%	31.6%
Research and development costs	1,982	1,973	1%
Percent of sales	15.7%	16.4%
Administration costs	880	907	(3%)
Percent of sales	7.0%	7.5%
Licence fees and other operating income	379	594	(36%)
Operating profit	2,939	2,856	3%
Operating margin	23.3%	23.7%
Net financials	662	99	569%
Profit before tax	3,601	2,955	22%
Tax	1,224	1,034	18%
Minority interests	—	4	-
Net profit	2,377	1,925	23%
Depreciation and amortisation	684	595	15%
Shareholders’ funds	23,159	21,153	10%
Total assets	33,028	30,520	8%
Equity ratio	70.1%	69.3%
Full-time employees at the end of the period	18,465	17,925	3%
Earnings per share (in DKK) — diluted	6.88	5.51	25%
Average number of A and B shares outstanding (million) — diluted	345.3	349.6

*	Financial statements on a quarterly basis in DKK and EUR are provided in Appendix 1 and 2. A detailed breakdown of turnover by therapeutic and geographical areas is provided in Appendix 3.

Stock Exchange Announcement No 18 / 2003				Page 2 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Performance in the first half of 2003

Net profit increased by 23% to DKK 2,377 million from DKK 1,925 million in the first half of 2002. This growth is based on:

•	a sales growth in local currencies of 17% and measured in Danish kroner of 5%

•	a growth in total operating costs of 3%

•	a decrease in licence fees and other operating income of 36%

•	a net financial income of DKK 622 million compared to DKK 99 million in the first half of 2002 and

•	a reduction in the tax rate of 1 percentage point.

SALES

In the first half of 2003 growth was realised in Europe, North America and International Operations and was driven by sales within diabetes care, haemostasis management and growth hormone therapy.

Sales growth H1 2003 versus H1 2002	Sales split H1 2003 — DKK growth in ( )

Diabetes care
Sales of diabetes care products grew by 17% in local currencies compared to the first half of 2002 and by 5% measured in Danish kroner to DKK 8,866 million in the first half of 2003.

Insulin and delivery systems
Sales of insulin and delivery systems increased by 19% measured in local currencies and by 8% in Danish kroner. Growth in local currencies was realised in all regions. Novo Nordisk’s sales of the insulin analogue portfolio increased to DKK 1,067 million (+174%) in the first half of 2003.

Europe
The sales growth of 11% in Danish kroner for insulin and delivery systems in the first half of 2003 partially reflects the de-stocking in the first quarter of 2002 by some European wholesalers. Adjusted for this and for a negative currency development of approximately 3%, sales of insulin and delivery systems increased by close to 10%.

The sales of the short-acting insulin analogue, NovoRapid®, and the ongoing roll-out of the dual-release insulin analogue, NovoMix® 30, continued to drive growth and solidify the position of Novo Nordisk in Europe also during the first half of 2003. However, sales growth was negatively affected by an increasing level of parallel trade within the European Union.

Stock Exchange Announcement No 18 / 2003				Page 3 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

North America
In North America sales of insulin and delivery systems increased by 43% in local currencies in the first half of 2003. Measured in Danish kroner, sales increased by 17%, reflecting a depreciation of the US dollar of 19%.

This positive development which also reflects an increase in market share was primarily driven by sales of NovoLog® (the US brand name for NovoRapid®), but was also supported by the launches in the second half of 2002 of the dual-release insulin analogue NovoLog® Mix 70/30 FlexPen® and the insulin delivery device InnoLet®.

Compared to the first half of 2002 sales growth was also positively affected by general price increases during 2002, by inventory build-up of human insulin and by some pipeline filling of NovoLog® FlexPen® and NovoLog® Mix 70/30 in vials. Feedback from the market indicates a positive market response to both new presentations.

Japan & Oceania
In local currencies sales of insulin and delivery systems in the Japan & Oceania region increased by 10% in the first half of 2003. Measured in Danish kroner, sales in Japan & Oceania decreased by 1%. This reflects an 11% depreciation on average of Japanese yen versus Danish kroner for the first half of 2003. Sales growth was also negatively influenced by the government-mandated reduction in reimbursement prices from April 2002.

International Operations
Sales of insulin and delivery systems within International Operations increased by 20% in local currencies compared to the first half of 2002. Sales growth was significantly impacted by a negative currency environment, especially for the Brazilian real, Turkish lira and Chinese yuan. Growth measured in Danish kroner was 1%.

The roll-out of NovoRapid® within International Operations continues and the product has now been launched in more than 25 countries. NovoMix® 30 was launched in Bulgaria, Thailand, Croatia and Sri Lanka in the second quarter of 2003.

Oral antidiabetic products (OAD)
Sales of OAD decreased by 5% measured in local currencies compared to the first half of 2002. The general appreciation of the Danish krone, especially against the US dollar, affected sales negatively, hence sales decreased by 17% to DKK 663 million measured in Danish kroner. The sales development in North America was negatively affected by a more competitive market and lower wholesaler inventory levels in the first half of 2003.

Haemostasis management (NovoSeven®)
Sales of NovoSeven® increased by 28% in local currencies compared to the first half of 2002. Measured in Danish kroner, sales increased by 11% to DKK 1,923 million.

Sales growth for NovoSeven® was primarily driven by the performance in North America followed by Europe. Sales in North America constitute approximately 60% of total NovoSeven® sales.

Several factors contributed to the sales growth of NovoSeven® in the first half of 2003. The largest segment for NovoSeven® remains the use for congenital bleeding disorders, and this segment continues to deliver the predominant part of growth in sales. In terms of areas

Stock Exchange Announcement No 18 / 2003				Page 4 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

of use, NovoSeven® has traditionally been used in connection with acute bleeding episodes, which is still the largest area and driver of growth. However, usage of NovoSeven® in connection with elective surgery has been increasing over the past years, and during the first half of 2003 this area also contributed to growth.

In addition, the increased awareness of the use of NovoSeven® in connection with acquired haemophilia has led to greater use for this patient group. Finally, sales are also perceived to have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy
In local currencies sales of human growth hormone products increased by 19% compared to the first half of 2002. Measured in Danish kroner, sales increased by 8% to DKK 1,074 million.

Sales outside Japan increased by 17%, or 28% in local currencies, driven by the continued market penetration by the liquid growth hormone, Norditropin® SimpleXx®, in North America and Europe. Close to 65% of sales are realised outside Japan.

In Japan, sales measured in local currency increased by 7% whereas sales measured in Danish kroner decreased by 6%, negatively impacted by the depreciation of the Japanese yen versus the Danish krone. Increased market penetration helped counteract the impact of the government-mandated reduction in reimbursement prices from April 2002.

Hormone replacement therapy
Sales of hormone replacement therapy products decreased by 14% in local currencies compared to the first half of 2002. Measured in Danish kroner, sales decreased by 17% to DKK 571 million. This development is primarily due to the overall HRT market contraction caused by the early termination in mid-2002 of the US Women’s Health Initiative (WHI) study. Furthermore, the increased level of parallel trade within the European Union has affected sales negatively.

Novo Nordisk offers a complete portfolio of low-dose products based on natural hormones, for oral as well as local treatment, all of which are in line with recommendations issued by authorities in Europe and the US since the publication of the WHI study. In the light of these recommendations, Novo Nordisk’s product Activella® has more than doubled its market share in the US, and in Europe Activelle® is still the fastest growing systemic HRT product.

Currently, Novo Nordisk and Pfizer are negotiating settlement terms related to the costs and damages imposed upon Novo Nordisk following the re-transfer of the US marketing of Activella® and Vagifem® to Novo Nordisk by mid-July 2003. Novo Nordisk is currently evaluating various options for marketing its hormone replacement therapy portfolio in the US. In the meantime Novo Nordisk is distributing the products and remains committed to offering women and their healthcare providers these significant treatment choices for symptoms associated with menopause.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

Production costs of DKK 3,485 million increased by 13% in the first half of 2003 — slightly below the volume growth. The gross margin decreased by 1.9 percentage point compared to the first half of 2002, reflecting a 2.2 percentage point negative currency impact compared to the first half of 2002.

Stock Exchange Announcement No 18 / 2003				Page 5 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Total non-production-related costs decreased by 1 percentage point compared to the first half of 2002 and were realised at DKK 6,585 million. The decrease in costs reflects the impact from the depreciation of major currencies versus the Danish krone, but also the cost-containment initiatives launched in April 2002.

In total, licence fees and other operating income amounted to DKK 379 million in the first half of 2003 compared to DKK 594 million in the first half of 2002. In the first half of 2003 licence fees and other operating income included income related to the settlement of a patent dispute with Aventis in January 2001. Licence fees and other operating income in the first half of 2002 were positively impacted by income related to the accounting effect of the initial public offering of ZymoGenetics and minor income related to Sanofi-Synthelabo’s transfer of Gabitril® rights to Anesta/Cephalon.

NET FINANCIALS AND TAX

Net financials showed a net income of DKK 662 million in the first half of 2003 compared to DKK 99 million in the first half 2002. Foreign exchange gains related to the hedging of especially the USD and JPY contributed with DKK 674 million in the first half of 2003 compared to DKK 112 million in the first half of 2002.

The effective tax rate for the first half of 2003 was 34%, down from 35% in the first half of 2002, leading to a total tax expense of DKK 1,224 million.

SHAREHOLDERS’ FUNDS

Total shareholders’ funds were DKK 23,159 million at the end of the first half of 2003, equalling 70.1% of total assets, compared with 72.8% at 31 December 2002.

DKK million

Shareholders’ funds at 31 December 2002	22,928
Net profit for the period	2,377
Purchase of own shares	(982)
Sale of own shares (employee shares)	9
Dividends paid	(1,243)
Other adjustments	70

Shareholders’ funds at 30 June 2003	23,159

Share repurchase programme and holding of own shares
The DKK 2 billion share repurchase programme, announced in August 2002, is ongoing and so far Novo Nordisk has repurchased Novo Nordisk B shares worth approximately DKK 1.5 billion which are kept as treasury shares.

As per 30 June 2003 Novo Nordisk A/S and its wholly-owned affiliates owned 14,018,341 of its own B shares corresponding to 3.95% of the total share capital, and as per 6 August 2003 Novo Nordisk A/S and its wholly-owned affiliates owned 14,468,341 of its own B shares corresponding to 4.08% of the total share capital.

Management’s holding of Novo Nordisk B shares
As mentioned in Novo Nordisk’s Annual Financial Report for 2002 the requirement for the share ownership of Executive Management and former members of Executive Management linked to the participation in demerger launch incentives expires in January 2004.

Stock Exchange Announcement No 18 / 2003				Page 6 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Board of Directors has been informed by participants in the demerger launch incentive programme that they intend to divest Novo Nordisk B shares in the trading window following the announcement of the full-year results in February 2004.

UPDATE ON THE RESEARCH & DEVELOPMENT PORTFOLIO

Development — diabetes care
Novo Nordisk has decided to initiate explorative phase 2 studies investigating NN414, a beta-cell-selective compound, in people with type 1 and type 2 diabetes. The aim of the studies is to explore the concept of beta-cell rest in diabetes treatment in order to design further phase 2 studies.

In September 2002, Novo Nordisk announced the initiation of phase 3 trials for the pulmonary insulin project, AERx® iDMS, undertaken in collaboration with Aradigm Corporation. All available data, including information from the ongoing phase 3 study in Australia and New Zealand, continue to support our belief that the AERx® iDMS is safe and effective. However, some manufacturing changes will be undertaken to optimise the commercial strip and device production processes. As a consequence, the additional clinical studies required for regulatory filing are not expected to be initiated before the end of 2004.

Development — growth hormone therapy
On 30 June 2003 the European Agency for the Evaluation of Medicinal Products (EMEA) approved the use of Norditropin® (recombinant human growth hormone) for the treatment of growth disturbance in short children born small for gestational age (SGA) who have failed to show spontaneous catch-up growth. The approval follows the positive opinion given by the Committee for Proprietary Medicinal Products (CPMP) on 20 March 2003. After the European approval, national marketing approvals and launches will follow during the rest of 2003 and in 2004.

OUTLOOK 2003 AND 2004

The strengthening of the Danish krone versus Novo Nordisk’s major trading currencies continued during the second quarter of 2003. As a consequence, reported sales for the full year are now expected to be negatively impacted by more than 9% and hence sales measured in Danish kroner for 2003 are now expected to grow just below 5%. Operating profit measured in Danish kroner is still expected to grow by a low single-digit percentage rate. The latter reflects a negative currency impact of around 20 percentage points if the currency exchange rates remain at the current level throughout the remaining part of 2003. Hence full-year growth in operating profit measured in local currencies is now expected to be more than 20%.

The expectations for growth in operating profit are based on the assumption that licence fees and other operating income will be realised at a level similar to the DKK 1 billion realised in 2002. For 2003 this includes a significant income related to the settlement of a patent dispute with Aventis in January 2001.

As Novo Nordisk has hedged cash flows for 2003 in relation to USD, JPY and GBP, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials. Net financial income is now expected at the level of DKK 900 million for the year.

Stock Exchange Announcement No 18 / 2003				Page 7 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Reflecting the reiteration of expectations to operating profit growth and the increased expectations for net financial income, Novo Nordisk now expects net profit to grow by more than 10%. The tax rate is still expected to be 34% for 2003, 1 percentage point lower than in 2002.

Investments in fixed assets are now expected to be lower than DKK 3.0 billion in 2003, whereas depreciation and amortisation for 2003 are still expected to be realised at the level of DKK 1.5 billion.

All of the above expectations are provided that currency exchange rates remain at the current levels for the rest of 2003.

The financial year 2004 is also expected to be impacted by the depreciation of Novo Nordisk’s major invoicing currencies. If the exchange rates remain at the current level for the rest of 2003 and throughout 2004 then the net financial income will be significantly lower reflecting a lower level of currency hedging gains. Finally, growth in operating profit for 2004 will also be impacted by the lower level of non-recurring other operating income related to the patent settlement with Aventis.

SUSTAINABLE DEVELOPMENT

In the second quarter of 2003 representatives from 15 African countries, the World Health Organization, the International Diabetes Federation and Novo Nordisk met in Zanzibar, Tanzania, to discuss how to increase awareness of diabetes among African health policymakers. The participants committed to creating a ‘Declaration of Africa on Diabetes’ — a document that includes an analysis of the diabetes situation, a commitment to addressing the problem, and an action plan. As a next step, Novo Nordisk and its NGO partners will engage African governments in this work.

Novo Nordisk is one of the 40 components in the Nordic Sustainability Index, which was launched in May 2003. The index represents a ‘best in class’ rating and is based on a screening among the largest 500 Nordic companies, listed on the stock exchanges, with regard to sustainability — for example environmental management, human rights and labour relations — and corporate governance.

CONFERENCE CALL

At 15.00 CET today, corresponding to 14.00 UK time and 9.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on www.novonordisk.com, which can be found under ‘Investors — Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Stock Exchange Announcement No 18 / 2003				Page 8 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 March 2003. Please also refer to the section ‘Financial Risk Factors’ in the Annual Financial Report 2002. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsvaerd, 6 August 2003
The Board of Directors
Novo Nordisk A/S

Stock Exchange Announcement No 18 / 2003				Page 9 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Outside North America: Mike Rulis Tel (direct): (+45) 4442 3573	Outside North America: Peter Haahr Tel (direct): (+45) 4442 1207

Christian Kanstrup Tel (direct): (+45) 4443 7801

Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776	In North America: Investor Relations Office Tel (direct): (+1) 609 919 7846

Further information on Novo Nordisk is available on the company’s internet homepage at the address: www.novonordisk.com

Stock Exchange Announcement No 18 / 2003				Page 10 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Novo Nordisk Group
Appendix 1: 2003 and 2002 — quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

							% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2002 -
	2003	2003	2002	2002	2002	2002	Q2 2003

Net turnover	6,524	6,106	6,708	6,445	6,553	5,481	0%
Gross profit	4,715	4,430	4,855	4,755	4,870	4,074	-3%
Gross margin	72.3%	72.6%	72.4%	73.8%	74.3%	74.3%
Sales and distribution costs	1,901	1,822	1,850	1,827	1,953	1,849	-3%
Percent of sales	29.1%	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	1,005	977	1,103	1,063	1,023	950	-2%
Percent of sales	15.4%	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	416	464	580	464	455	452	-9%
Percent of sales	6.4%	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	226	153	283	117	167	427	35%
Operating profit	1,619	1,320	1,605	1,518	1,606	1,250	1%
Operating margin	24.8%	21.6%	23.9%	23.6%	24.5%	22.8%
Net financials	329	333	198	24	82	17	301%
Profit before tax	1,948	1,653	1,803	1,542	1,688	1,267	15%
Net profit	1,286	1,091	1,167	1,003	1,101	824	17%
Depreciation and amortisation	365	319	435	302	296	299	23%
Shareholders’ funds	23,159	22,158	22,928	22,000	21,153	19,782	9%
Total assets	33,028	31,269	31,496	32,101	30,520	28,674	8%
Equity ratio	70.1%	70.9%	72.8%	68.5%	69.3%	69.0%
Full-time employees at the end of the period	18,465	18,221	18,005	18,041	17,925	17,561	3%
Diluted earnings per share (in DKK)	3.74	3.15	3.35	2.87	3.15	2.36	19%
Average number of shares*
outstanding (million) — diluted EPS	343.8	346.7	348.5	349.4	349.4	349.8	-2%

*	For Q2 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 343,816,419.

Stock Exchange Announcement No 18 / 2003				Page 11 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Novo Nordisk Group
Appendix 2: 2003 and 2002 — quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

							% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2002 -
	2003	2003	2002	2002	2002	2002	Q2 2003

Net turnover	878	822	903	867	882	738	0%
Gross profit	635	596	653	640	655	548	-3%
Gross margin	72.3%	72.6%	72.4%	73.8%	74.3%	74.3%
Sales and distribution costs	256	246	249	247	262	249	-3%
Percent of sales	29.1%	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	135	131	148	143	138	128	-2%
Percent of sales	15.4%	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	56	62	78	62	61	61	-9%
Percent of sales	6.4%	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	30	21	38	16	22	58	35%
Operating profit	218	178	216	204	216	168	1%
Operating margin	24.8%	21.6%	23.9%	23.6%	24.5%	22.8%
Net financials	44	44	27	4	11	3	301%
Profit before tax	262	222	243	208	227	171	15%
Net profit	173	147	157	135	148	111	17%
Depreciation and amortisation	49	43	59	41	40	40	23%
Shareholders’ funds	3,117	2,982	3,086	2,961	2,847	2,662	9%
Total assets	4,445	4,209	4,239	4,321	4,108	3,859	8%
Equity ratio	70.1%	70.9%	72.8%	68.5%	69.3%	69.0%
Full-time employees at the end of the period	18,465	18,221	18,005	18,041	17,925	17,561	3%
Diluted earnings per share (in EUR)	0.50	0.42	0.45	0.39	0.42	0.32	19%
Average number of shares*
outstanding (million) — diluted EPS	343.8	346.7	348.5	349.4	349.4	349.8	-2%

Translated for convenience at the 30 June 2003 exchange rate of EUR 1.00 = DKK 7.4299

*	For Q2 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 343,816,419.

Stock Exchange Announcement No 18 / 2003				Page 12 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Novo Nordisk Group
Appendix 3: 2002 and 2003 — net turnover by therapy area and geographical area

(Amounts in DKK million)

							% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2002 -
	2003	2003	2002	2002	2002	2002	Q2 2003

Net turnover total	6,524	6,106	6,708	6,445	6,553	5,481	0%
Net turnover by therapy area
Diabetes Care	4,571	4,295	4,698	4,555	4,578	3,834	0%
Haemostasis management	997	926	986	909	926	800	8%
Growth hormone therapy	553	521	578	555	548	450	1%
Hormone replacement therapy	292	279	335	323	349	335	-16%
Other	111	85	111	103	152	62	-27%
Net turnover by geographical area *
Europe	2,935	2,723	2,903	2,794	2,816	2,420	4%
North America	1,501	1,566	1,504	1,557	1,498	1,354	0%
Japan & Oceania	1,030	907	1,190	1,051	1,119	879	-8%
International Operations	1,058	910	1,111	1,043	1,120	828	-6%

(Amounts in EUR million)

							% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2002 -
	2003	2003	2002	2002	2002	2002	Q2 2003

Net turnover total	878	822	903	867	882	738	0%
Net turnover by therapy area
Diabetes Care	616	578	632	613	616	516	0%
Haemostasis management	134	125	133	122	125	108	8%
Growth hormone therapy	74	70	78	75	74	61	1%
Hormone replacement therapy	39	38	45	43	47	45	-16%
Other	15	11	15	14	20	8	-27%
Net turnover by geographical area *
Europe	395	367	391	376	378	327	4%
North America	202	211	202	210	202	182	0%
Japan & Oceania	139	122	160	141	151	118	-8%
International Operations	142	122	150	140	151	111	-6%

Translated for convenience at the 30 June 2003 exchange rate of EUR 1.00 = DKK 7.4299

*	Europe: EU, EFTA, Poland, Czech Republic, Slovakia, Slovenia, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Stock Exchange Announcement No 18 / 2003				Page 13 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790